August 15, 2007

William H. Thompson
Branch Chief
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:   J. C. Penney Company, Inc.
Form 10-K for Fiscal Year Ended February 3, 2007
Filed April 4, 2007
Form 10-Q for Fiscal Quarter Ended May 5, 2007
File No. 1-15274

Dear Mr. Thompson:

We appreciate the Staff’s timely and thorough consideration of our responses to your letter dated June 19, 2007 on the above-referenced filings for J. C. Penney Company, Inc. (JCPenney). We received your follow up letter dated August 3, 2007 and have included our response to your additional comment below, with your comment in bold preceding the related response.

Form 10-K for Fiscal Year Ended February 3, 2007

Note 20. Litigation, Other Contingencies and Guarantees, page F-39

1.
We note your response to comment 4 in our letter dated June 19, 2007. Please confirm to us that you will disclose estimates of the amount of the possible loss or range of loss or that such estimates cannot be made when there is a reasonable possibility that a loss exceeding amounts recognized may have been incurred. Refer to paragraph 10 of SFAS 5.

Response

With respect to the potential environmental liabilities disclosed in the second and third paragraphs of Note 20 on page F-39 of JCPenney’s Form 10-K for Fiscal Year Ended February 3, 2007, we confirm that in future filings, in accordance with paragraph 10 of SFAS 5, we will disclose estimates of the amount of possible loss or range of loss or that such estimates cannot be made when there is a reasonable possibility that a loss exceeding amounts recognized may have been incurred.

Should the Staff have any additional comments or need further information, please contact either Sal Saggese, Chief Accountant, at (972) 431-2204 or ssaggese@jcpenney.com, Salil Virkar, Senior Managing Counsel, at (972) 431-1211 or svirkar@jcpenney.com or myself at (972) 431-1923 or rcavanau@jcpenney.com.

We welcome the opportunity to work with the Staff in the future to continuously improve the quality of our filings with the Commission.

Respectfully,

/s/ Robert B. Cavanaugh
Robert B. Cavanaugh
Executive Vice President and Chief Financial Officer
J. C. Penney Company, Inc.